Free Writing Prospectus
Dated December 5, 2023
Filed Pursuant to Rule 433
Registration Statement No. 333-275890
Corebridge Financial, Inc.
$750,000,000 5.750% Senior Notes due 2034
The following information relates to Corebridge Financial, Inc.’s offering of its 5.750% Senior Notes due 2034 and should be read together with the preliminary prospectus supplement dated December 5, 2023 and the accompanying prospectus dated December 5, 2023 (collectively, the “Preliminary Prospectus”), including the documents incorporated by reference therein. This information supersedes the information in the Preliminary Prospectus to the extent it is inconsistent with the information in the Preliminary Prospectus.

Issuer:	Corebridge Financial, Inc.

Offering Format:	SEC Registered

Security Title:	5.750% Senior Notes due 2034 (the “Notes”)

Expected Ratings (Moody’s/S&P/Fitch)*:	Baa2 (Stable) / BBB+ (Stable) / BBB+ (Stable)

Ranking:	Senior Unsecured

Trade Date:	December 5, 2023

Settlement Date**:	December 8, 2023 (T+3)

Maturity Date:	January 15, 2034

Aggregate Principal Amount:	$750,000,000

Price to Public:	99.808% of principal amount plus accrued interest, if any, from December 8, 2023

Gross Underwriting Discount:	0.450%

Net Proceeds To Issuer Before Expenses:	$745,185,000

Spread to Benchmark Treasury:	T + 160 bps

Benchmark Treasury:	UST 4.500% due November 15, 2033

Benchmark Treasury Price and Yield:	102-20 / 4.174%

Coupon:	5.750%

Yield to Maturity:	5.774%

Interest Payment Dates:	Semi-annually in arrears on January 15 and July 15 of each year, commencing July 15, 2024

Denominations:	$2,000 and integral multiples of $1,000 in excess thereof

Early Redemption:	Callable at any time prior to October 15, 2033, at a make-whole call of Treasury Rate plus 25 basis points, plus accrued and unpaid interest to the redemption date; par call on or after October 15, 2033

CUSIP:	21871X AS8

ISIN:	US21871XAS80

Book-Running Managers:	Goldman Sachs & Co. LLC
Morgan Stanley & Co. LLC
Wells Fargo Securities, LLC
BNP Paribas Securities Corp.
HSBC Securities (USA) Inc.
PNC Capital Markets LLC
U.S. Bancorp Investments, Inc.

Co-Managers:	BNY Mellon Capital Markets, LLC
KeyBanc Capital Markets Inc.
M&T Securities, Inc.
Truist Securities, Inc.
*****
*A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
** Corebridge Financial, Inc. expects to deliver the Notes against payment for the Notes on or about December 8, 2023, which will be the third business day following the date of this pricing term sheet (this settlement cycle being referred to as “T+3”). Pursuant to Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade Notes more than two business days prior to their date of delivery will be required to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisor.
The issuer has filed a registration statement (including the Preliminary Prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the Preliminary Prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the Preliminary Prospectus if you request it by calling Goldman Sachs & Co. LLC at 1-866-471-2526, Morgan Stanley & Co. LLC toll-free at 1-866-718-1649 or Wells Fargo Securities, LLC toll-free at 1-800-645-3751.
No PRIIPs or UK PRIIPs KID – no PRIIPs or UK PRIIPs key information document (KID) has been prepared as not available to retail in EEA or UK.
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